

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2019

William B. Stilley, III
President and Chief Executive Officer
Adial Pharmaceuticals, Inc.
1001 Research Park Blvd., Suite 100
Charlottesville, VA 22911

> **Re: Adial Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 22, 2019**
> **File No. 333-230470**

Dear Mr. Stilley:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Leslie Marlow, Esq.